SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

CENTRAL PACIFIC FINANCIAL CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

154760102

(CUSIP Number)

Anchorage Capital Group, L.L.C.

610 Broadway, 6th Floor

New York, NY 10012

(212) 432-4650

Attention: David Young

Copy to:

Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

(212) 530-5000

Attention: David E. Zeltner, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 154760102		SCHEDULE 13D

1.	Names of Reporting Persons ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,769,312

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,769,312

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,312

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%(1)

14.	Type of Reporting Person OO, HC

(1) Calculation is based on 31,558,913 Common Shares issued and outstanding as of June 1, 2015, as disclosed in the prospectus supplement filed by Central Pacific Financial Corp. (“CPF”) pursuant to Rule 424(b)(3) with the SEC on June 8, 2015.

CUSIP No. 154760102		SCHEDULE 13D

1.	Names of Reporting Persons ANCHORAGE CAPITAL GROUP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,769,312

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,769,312

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,312

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%(1)

14.	Type of Reporting Person OO, IA

(1) Calculation is based on 31,558,913 Common Shares issued and outstanding as of June 1, 2015, as disclosed in the prospectus supplement filed by CPF pursuant to Rule 424(b)(3) with the SEC on June 8, 2015.

CUSIP No. 154760102		SCHEDULE 13D

1.	Names of Reporting Persons ANTHONY L. DAVIS

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITES STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,769,312

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,769,312

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,312

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%(1)

14.	Type of Reporting Person IN, HC

(1) Calculation is based on 31,558,913 Common Shares issued and outstanding as of June 1, 2015, as disclosed in the prospectus supplement filed by CPF pursuant to Rule 424(b)(3) with the SEC on June 8, 2015.

CUSIP No. 154760102		SCHEDULE 13D

1.	Names of Reporting Persons KEVIN M. ULRICH

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,769,312

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,769,312

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,312

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%(1)

14.	Type of Reporting Person IN, HC

(1) Calculation is based on 31,558,913 Common Shares issued and outstanding as of June 1, 2015, as disclosed in the prospectus supplement filed by CPF pursuant to Rule 424(b)(3) with the SEC on June 8, 2015.

SCHEDULE 13D

Item 1.                                 Security and Issuer.

This Amendment No. 7 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on February 28, 2011, as amended by Amendment No.1 filed on February 24, 2014, Amendment No. 2 filed on March 21, 2014, Amendment No. 3 filed on April 9, 2014,  Amendment No. 4 filed on March 27, 2015, Amendment No. 5 filed on April 2, 2015, and Amendment No. 6 filed on June 8, 2015 (the “Schedule 13D”) relating to the shares of common stock, no par value per share (the “Common Shares”), of Central Pacific Financial Corp., a Hawaii corporation and a bank holding company (“CPF”) registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”), whose principal executive offices are located at 220 South King Street, Honolulu, Hawaii 96813. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4.                                 Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 10, 2015, pursuant to the June 4 Underwriting Agreement (as defined and described in Amendment No. 6), ACMO and Carlyle each sold to the Underwriter 1,500,000 Common Shares for a total of 3,000,000 Common Shares at a price of $22.15 per Common Share.

Except as amended and supplemented hereby, Item 4 remains unchanged in all other respects.

Item 5.                                 Interests in Securities of CPF.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The aggregate number of Common Shares and the percentage of total outstanding Common Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Common Shares Beneficially Owned(1)(2)	Percentage of Outstanding Common Shares(2)
Capital Group	2,769,312	8.8%
Management	2,769,312	8.8%
Mr. Davis	2,769,312	8.8%
Mr. Ulrich	2,769,312	8.8%

(1) The amount of beneficial ownership provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Common Shares.

(2) Calculation is based on 31,558,913 Common Shares issued and outstanding as of June 1, 2015, as disclosed in the prospectus supplement filed by CPF pursuant to Rule 424(b)(3) with the SEC on June 8, 2015.

(c) Except as set forth in Item 4, none of the Reporting Persons have effected any transaction in Common Shares within the last sixty days.

(d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2015

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Violations (See 18 U.S.C. 1001).